UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

TPG PACE TECH OPPORTNITIES CORP.
 (Name of Issuer)

Class A Ordinary Share, $0.0001 par value
 (Title of Class of Securities)

G8990Y111**
 (CUSIP Number)

October 9, 2020
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]          Rule 13d-1(b)

[ X ]         Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Reflects the CUSIP number for the Company’s Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

SCHEDULE 13G

CUSIP No. G8990Y111		Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
LIGHT STREET CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,500,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

SCHEDULE 13G

CUSIP No. G8990Y111		Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
GLEN THOMAS KACHER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,500,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13G

CUSIP No. G8990Y111		Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
LIGHT STREET MERCURY MASTER FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,500,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, PN

Page 5 of 10 Pages

Item 1(a).	Name of Issuer:

TPG Pace Tech Opportunities Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

301 Commerce St., Suite 3300, Fort Worth, TX 76102

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Light Street Capital Management, LLC (“LSCM”);
ii)	Glen Thomas Kacher (“Mr. Kacher”); and
iii)	Light Street Mercury Master Fund, L.P. (“Mercury”).

This Statement relates to Shares (as defined herein), held for the account of Mercury, an exempted limited partnership in the Cayman Islands. LSCM serves as investment adviser and general partner to Mercury, and, in such capacity, exercises voting and investment power over the Shares held in the account for Mercury. Mr. Kacher is the Chief Investment Officer of LSCM.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 525 University Avenue, Suite 300, Palo Alto, CA 94301.

Item 2(c).	Citizenship:

i)	LSCM is a limited liability company incorporated in Delaware;
ii)	Mr. Kacher is a citizen of the United States of America; and
iii)	Mercury is an exempted limited partnership in the Cayman Islands.

Item 2(d).	Title of Class of Securities:

Class A ordinary share, $0.0001 par value (“Shares”)

Item 2(e).	CUSIP Number:

G8990Y111 (Reflects the CUSIP number for the Company’s Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant.)

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Page 6 of 10 Pages

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of October 16, 2020, each of the Reporting Persons may be deemed the beneficial owner of 4,500,000 Shares.  This amount excludes warrants to purchase Shares (“Warrants”) underlying units of the Issuer held by the Reporting Persons, because the Reporting Persons do not have the right to acquire the Shares underlying the Warrants within 60 days.

Item 4(b)	Percent of Class:

As of October 16, 2020, each of the Reporting Persons may be deemed the beneficial owner of 10.0% of Shares outstanding.  (These percentages are based on 45,000,000 Shares outstanding after the Issuer’s initial public offering, as reported in the Issuer’s prospectus on Form 424B4 filed with the Securities and Exchange Commission on October 8, 2020.)

Item 4(c)	Number of Shares as to which such person has:

LSCM, Mr. Kacher and Mercury:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	4,500,000
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	4,500,000

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Page 7 of 10 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Light Street Capital Management, LLC

By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

Glen Thomas Kacher

By:	/s/ Glen Thomas Kacher

Light Street Mercury Master Fund, L.P.

By:	Light Street Capital Management, LLC

By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

October 19, 2020

Page 9 of 10 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	10

Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A ordinary shares of TPG Pace Tech Opportunities Corp. dated as of October 19, 2020 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Light Street Capital Management, LLC

By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

Glen Thomas Kacher

By:	/s/ Glen Thomas Kacher

Light Street Mercury Master Fund, L.P.

By:	Light Street Capital Management, LLC

By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

October 19, 2020